NO ACT

PE
9-17-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Received SEC

SEP 23 2009

Washington, DC 20549

[redacted]

09012377

September 23, 2009

Act: 34
Section:
Rule: 14a-8
Public
Availability: 9/23/09

Patrick G. Quick
Foley & Lardner LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202-5306

Re: Johnson Controls, Inc.

Dear Mr. Quick:

This is in regard to your letter dated September 17, 2009 concerning the shareholder proposal submitted by Amalgamated Bank's LongView LargeCap 500 Index Fund for inclusion in Johnson Controls' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Johnson Controls therefore withdraws its September 8, 2009 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Raymond A. Be
Special Counsel

cc: Cornish F. Hitchcock
Hitchcock Law Firm PLLC
1200 G Street, NW
Suite 800
Washington, DC 20005-1513

FOLEY
FOLEY & LARDNER LLP

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5678
EMAIL pgquick@foley.com

CLIENT/MATTER NUMBER
041515-0176

September 17, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, DC 20549

Re: ***Withdrawal of Rule 14a-8 No-Action Letter Request, dated September 8, 2009***

Ladies and Gentlemen:

We are writing on behalf of our client, Johnson Controls, Inc., a Wisconsin corporation (the "Company"), regarding the Company's no-action letter request, dated September 8, 2009 (the "Request"), relating to the shareholder proposal (the "Proposal") that the Hitchcock Law Firm PLLC submitted to the Company on behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Proponent") for inclusion in the Company's proxy statement and form of proxy for the Company's 2010 Annual Meeting of Shareholders. Pursuant to a letter, dated September 14, 2009 (attached hereto as *Annex A*), the Proponent has withdrawn the Proposal. Given the withdrawal of the Proposal by the Proponent, on behalf of the Company, we hereby notify the Securities and Exchange Commission that the Company withdraws the Request.

Very truly yours,

Patrick G. Quick

Attachments
cc: Jerome D. Okarma
Johnson Controls, Inc.
Jessica Lochmann Allen
Jason M. Hille
Foley & Lardner LLP

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-1513
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

14 September 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Via e-mail

Re: Shareholder proposal to Johnson Controls, Inc.

Dear Counsel:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I write in response to the no-action request dated 8 September 2009 from counsel for Johnson Controls, Inc.

This is to advise you that the Fund has withdrawn its proposal, as evidenced by the attached letter to Johnson Controls' corporate security.

Very truly yours,

Cornish F. Hitchcock

cc: Patrick G. Quick
Jerome D. Okarma
Scott Zdrazil

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-1513
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

14 September 2009

Mr. Jerome D. Okarma
Corporate Secretary
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, Wis. 53201-0591

Via e-mail

Re: Shareholder proposal for 2010 annual meeting

Dear Mr. Okarma:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I write to advise that the Fund hereby withdraws the previously submitted shareholder proposal.

Very truly yours,

Cornish F. Hitchcock

Cornish F. Hitchcock

cc: Scott Zdrazil

ANNEX A

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-1513
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

14 September 2009

Office of the Chief Counsel
Division of Corporation Finance
Securities & Exchange Commission
100 F Street NE
Washington, DC 20549

Via e-mail

Re: Shareholder proposal to Johnson Controls, Inc.

Dear Counsel:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I write in response to the no-action request dated 8 September 2009 from counsel for Johnson Controls, Inc.

This is to advise you that the Fund has withdrawn its proposal, as evidenced by the attached letter to Johnson Controls' corporate security.

Very truly yours,

Cornish F. Hitchcock

cc: Patrick G. Quick
Jerome D. Okarma
Scott Zdrazil

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005-1513
(202) 489-4813 • FAX: (202) 315-3552

CORNISH F. HITCHCOCK
E-MAIL: CONH@HITCHLAW.COM

14 September 2009

Mr. Jerome D. Okarma
Corporate Secretary
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, Wis. 53201-0591

Via e-mail

Re: Shareholder proposal for 2010 annual meeting

Dear Mr. Okarma:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I write to advise that the Fund hereby withdraws the previously submitted shareholder proposal.

Very truly yours,

Cornish F. Hitchcock

cc: Scott Zdrazil

FOLEY
FOLEY & LARDNER LLP

Rule 14a-8(e)

ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE
MILWAUKEE, WISCONSIN 53202-5306
414.271.2400 TEL
414.297.4900 FAX
www.foley.com

WRITER'S DIRECT LINE
414.297.5678
EMAIL pgquick@foley.com

CLIENT/MATTER NUMBER
041515-0176

September 8, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, DC 20549

Re: ***Omission of Shareholder Proposal Submitted to Johnson Controls, Inc. Pursuant to Rule 14a-8(e)***

Ladies and Gentlemen:

We are writing on behalf of our client, Johnson Controls, Inc., a Wisconsin corporation (the "Company"), regarding the shareholder proposal and the related statement of support (the "Proposal") that the Hitchcock Law Firm PLLC submitted to the Company on behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Proponent") for inclusion in the Company's proxy statement and form of proxy (the "2010 Proxy Materials") for the Company's 2010 Annual Meeting of Shareholders.

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the Proposal from its 2010 Proxy Materials pursuant to Rule 14a-8 promulgated by the Commission under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on the basis that the Company did not receive the Proposal until following the deadline, determined pursuant to Rule 14a-8(e), for submission of such shareholder proposals. We hereby request confirmation that the Office of Chief Counsel, Division of Corporation Finance (the "Staff"), will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Materials because the Proposal was not submitted in a timely manner. We are attaching copies of the Proposal and related correspondence to this letter as *Annex A*.

Background

The Company received the Proposal at the Company's principal executive offices on August 10, 2009. The Proposal requests the Company's board of directors to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make certain compensatory payments or awards following the death of a senior executive. The deadline for submitting shareholder proposals for inclusion in the 2010 Proxy Materials was August 7, 2009, as determined pursuant to Rule 14a-8(e), which is the deadline that the Company disclosed in its 2009 proxy statement. Accordingly, the Proponent failed to submit the Proposal to the Company's principal executive offices in a timely fashion.

Explanation of Basis for Exclusion

Under Rule 14a-8(e)(2), a shareholder proposal submitted with respect to a company's regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Pursuant to Rule 14a-8(e), the Company calculated and disclosed in its 2009 proxy statement the deadline (based on the date of the release of the 2009 proxy statement to shareholders) for submitting shareholder proposals for the Company's 2010 Annual Meeting of Shareholders. Specifically, page 7 of the Company's 2009 proxy statement (a copy of which is attached hereto as *Annex B*) states:

> Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, we must receive shareholder proposals by August 7, 2009, to consider them for inclusion in our proxy materials for the 2010 Annual Meeting.

Although the Proposal is dated August 6, 2009, the Proposal was not placed with UPS until August 7, 2009 and the Company did not receive the Proposal at its principal executive offices until August 10, 2009. Therefore, the Proposal was received 3 days after the August 7, 2009 submission deadline set forth in the 2009 proxy statement.

The Staff has strictly enforced the deadline for submission of shareholder proposals and has concurred numerous times with the exclusion of proposals pursuant to Rule 14a-8(e)(2) on the ground that such proposals were not timely submitted. *See, e.g., Sara Lee Corporation* (avail. July 14, 2005) (proposal received at the company's principal executive offices by facsimile one day following the deadline for submission and by UPS two days following the deadline); *Bob Evans Farms, Inc.* (avail. June 1, 2005) (proposal received by the company three days after the deadline for submission); and *El Paso Corporation* (avail. Mar. 3, 2003) (proposal received by the company three days after the deadline for submission).

The Company has not provided the Proponent with the 14-day notice described in Rule 14a-8(f)(1) because such a notice is not required if a proposal's defect cannot be remedied. As stated in Staff Legal Bulletin No. 14 (July 13, 2001), Rule 14a-8(f)(1) does not require the 14-day notice in connection with a proponent's failure to submit a proposal by the submission deadline set forth under Rule 14a-8(e). Accordingly, the Company is not required to send a notice to the Proponent under Rule 14a-8(f)(1) for the Proposal to be excluded under Rule 14a-8(e)(2).

Rule 14a-8(j)

In accordance with Rule 14a-8(j) under the Exchange Act, six additional copies of this letter, including the annexed Proposal and related correspondence, are enclosed herewith. Also in accordance with Rule 14a-8(j), a copy of this letter and its exhibits are being mailed on this date to the Proponent informing it of the Company's intention to exclude the Proposal from the 2010 Proxy Materials.

The Company will hold its 2010 Annual Meeting of Shareholders on January 27, 2010 and currently intends to mail the 2010 Proxy Materials to shareholders, and file its definitive proxy materials with the Commission, on or about December 4, 2009. The date 80 days from the date of this letter is November 27, 2009. Accordingly, we are submitting this letter in compliance with the 80-day requirement set forth in Rule 14a-8(j).

Conclusion

For the reasons set forth above, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2010 Proxy Materials because the Proponent failed to submit the Proposal within the time frame required under Rule 14a-8(e).

The Company anticipates that it will finalize for printing the 2010 Proxy Materials in November 2009 to meet the Company's schedule for filing and mailing definitive proxy materials. The Staff's prompt review of this matter would be greatly appreciated. If the Staff disagrees with any of our conclusions, or is not inclined to grant the advice or relief requested in this letter, then we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. If you have any questions or if you require any additional information concerning this letter or the matters we discuss in this letter, please contact me at (414) 297-5678 or Jessica Lochmann Allen at (414) 297-5817.

Please acknowledge receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the envelope provided for that purpose.

Very truly yours,

Patrick G. Quick

Attachments
cc: Jerome D. Okarma
Johnson Controls, Inc.
Jessica Lochmann Allen
Jason M. Hille
Foley & Lardner LLP

ANNEX A

HITCHCOCK LAW FIRM PLLC
1200 G STREET, NW • SUITE 800
WASHINGTON, D.C. 20005
(202) 489-4813 • FAX: 315-3552
CONH@HITCHLAW.COM

6 August 2009

Mr. Jerome D. Okarma
Corporate Secretary
Johnson Controls, Inc.
5757 North Green Bay Avenue
Milwaukee, Wis. 53201-0591

Via UPS

Re: Shareholder proposal for 2010 annual meeting

Dear Mr. Okarma:

On behalf of Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), I submit the enclosed shareholder proposal for inclusion in the proxy statement that Johnson Controls, Inc. plans to circulate to shareholders in anticipation of the 2010 annual meeting. The proposal is being submitted under SEC Rule 14a-8 and relates to executive compensation practices.

The Fund is located at 275 Seventh Avenue, New York, N.Y. 10001, and it has beneficially owned more than $2000 worth of Johnson Controls common stock for over a year. A letter from Amalgamated Bank confirming ownership is being submitted under separate cover. The Fund plans to continue ownership through the date of the 2010 annual meeting, which a representative is prepared to attend.

If you require any additional information, please let me know.

Very truly yours,

Cornish F. Hitchcock

RESOLVED: The shareholders of Johnson Controls, Inc. (the "Company") hereby request the board of directors to adopt a policy of obtaining shareholder approval for any future agreements and corporate policies that could oblige the Company to make payments or awards following the death of a senior executive in the form of unearned salary or bonuses, accelerated vesting or the continuation in force of unvested equity grants, perquisites and other payments or awards made in lieu of compensation. This policy would not apply to payments, grants or awards to the extent they are offered to other Company employees. As used herein, "future agreements" include modifications, amendments or extensions of existing agreements.

SUPPORTING STATEMENT

As shareholders, we support a compensation philosophy that provides sufficient remuneration to motivate and retain talented executives and that ties their pay to the Company's long-term performance. We believe that such a "pay for performance" approach is needed to align the interests of executives with those of shareholders.

"Golden coffin" agreements, which can require significant payments or awards after an executive's death, are in our view inconsistent with that approach. Senior executives should have ample opportunities while they are alive to contribute to a pension fund, purchase life insurance, voluntarily defer compensation or engage in other estate planning strategies suitable to their needs. We see no reason to saddle shareholders with compensation costs when shareholders receive no services in return.

The problem is well illustrated at Johnson Controls, and last year 42% of the shares voted were cast for this resolution, which the Company has not implemented.

Specifically, Johnson Controls has agreed to pay death benefits to senior executives worth two or three times the executive's base salary, *plus* six months base salary continuation, *plus* a "gross-up" payment of taxes, *plus* a pro-rata award of incentive awards, *plus* acceleration of stock options that would vest over the next year, *plus* full accelerated vesting of restricted stock units. The value of these packages, if triggered at the end of FY 2008, would have exceeded $20 million for the CEO's estate and millions of dollars for the estate of any other senior executive.

These potential payments can cost shareholders significantly. Moreover, it appears from last year's proxy statements that lump sum payments based on salary multiples following an executive's death are highly unusual among the company's peers.

We agree with Peter Gleason of the National Association of Corporate Directors who was quoted in *Financial Week* calling "golden coffins" a "bad idea."

Accordingly, we request Johnson Controls to provide a shareholder vote on agreements and policies. We believe that a shareholder approval requirement may induce restraint when parties negotiate agreements. The proposal does not require prior shareholder approval, which may not always be practical to obtain; there is thus flexibility to seek approval after material terms of an agreement are agreed upon.

We urge shareholders to vote FOR this proposal.

AMALGAMATED BANK.

6th August 2009

Mr. Jerome D. Okarma
Corporate Secretary
Johnson Controls, Inc.
5757 North Green Bay Avenue
P.O. Box 591
Milwaukee, Wisconsin 53201-0591

Via courier

Re: Shareholder proposal for 2010 annual meeting

Dear Mr. Okarma:

This letter will supplement the shareholder proposal submitted to you by Cornish F. Hitchcock, attorney for the Amalgamated Bank's LongView LargeCap 500 Index Fund (the "Fund"), who is authorized to represent the Fund in all matters in connection with that proposal.

At the time Mr. Hitchcock submitted the Fund's resolution, the Fund beneficially owned 147,483 shares of Johnson Controls, Inc. common stock. These shares are held of record by Amalgamated Bank through its agent, CEDE & Co. The Fund has continuously held at least $2000 worth of the Company's common stock for more than one year prior to submission of the resolution and plans to continue ownership through the date of your 2010 annual meeting.

If you require any additional information, please let me know.

Sincerely,

Scott Zdrazil
First VP – Corporate Governance

ANNEX B

Q: How do I recommend or nominate someone to be considered as a director for the 2010 Annual Meeting?

A: You may recommend any person as a candidate for director by writing to Jerome D. Okarma, our Vice President, Secretary and General Counsel. The Corporate Governance Committee reviews all submissions of recommendations from shareholders. The Corporate Governance Committee will determine whether the candidate is qualified to serve on our Board of Directors by evaluating the candidate using the criteria contained under the "Director Qualifications and Selection" section of the Company's Corporate Governance Guidelines, which is discussed under "Proposal One: Election of Directors — Nominating Committee Disclosure."

If shares you own are registered in your name and you are entitled to vote at the Annual Meeting, then you may nominate any person for director by writing to Mr. Okarma. Your letter must include all the information required by our By–Laws including, but not limited to, your intention to nominate a person as a director, the candidate's name, biographical data, and qualifications, as well as the written consent of the person to be named in our proxy statement as a nominee and to serve as a director. Under our current By–Laws, to nominate a person as a director for the 2010 Annual Meeting, a shareholder must send written notice not less than 90 days and not more than 120 days prior to the first anniversary of the 2009 Annual Meeting. Therefore, because the 2009 Annual Meeting will take place on January 21, 2009, we must receive notice of shareholder intent to nominate a person as a director no sooner than September 23, 2009, and no later than October 23, 2009. A copy of the Corporate Governance Guidelines is provided at our website at *http://www.johnsoncontrols.com/governance*, or you may request a copy of these materials by contacting Shareholder Services at the address or phone number provided in the Questions and Answers section of this Proxy Statement and they will be mailed to you at no cost.

Q: When are shareholder proposals due for the 2010 Annual Meeting?

A: Pursuant to Rule 14a–8 of the Securities Exchange Act of 1934, we must receive shareholder proposals by August 7, 2009, to consider them for inclusion in our proxy materials for the 2010 Annual Meeting.

Q: What are the requirements for proposing business other than by a shareholder proposal at the 2010 Annual Meeting?

A: A shareholder who intends to propose business at the 2010 Annual Meeting, other than pursuant to Rule 14a–8 of the Securities Exchange Act of 1934, must comply with the requirements set forth in our By–Laws. Among other things, a shareholder must give written notice of the intent to propose business before the Annual Meeting to us during the 30–day timeframe described above relating to nominating a person as a director. Therefore, based upon the Annual Meeting Date of January 21, 2009, Mr. Okarma, the Company's Secretary, must receive notice of shareholder intent to propose business before the 2010 Annual Meeting, other than pursuant to Rule 14a–8 of the Securities Exchange Act of 1934, no sooner than September 23, 2009, and no later than October 23, 2009.

If the notice is received after October 23, 2009, then the notice will be considered untimely and we are not required to present the shareholder information at the 2010 Annual Meeting. If the Board of Directors chooses to present any information submitted after October 23, 2009, other than pursuant to Rule 14a–8 of the Securities Exchange Act of 1934, at the 2010 Annual Meeting, then the persons named in proxies solicited by the Board of Directors for the 2010 Annual Meeting may exercise discretionary voting power with respect to such information.